EXHIBIT 1



                              FOR IMMEDIATE RELEASE


     Ultrapetrol (Bahamas) Limited Announces a Bondholders Conference Call.



     Nassau, Bahamas. November 17, 2005. Ultrapetrol (Bahamas) Limited (the "Company") today announced that it intends to hold a conference call for holders of the Company's 9% First Preferred Ship Mortgage Notes due 2014 during Monday November 21, 2005 when the President will discuss the Company's 3Q05 Results and the outlook for its various businesses. This call was originally scheduled for Friday November 18, however due to technical difficulties, the call has been rescheduled.

     Bondholders are requested to call the undersigned to obtain the call-in information as well as to provide their contact details in the event that they wish to be added to the distribution list.

Contact:     Mr. Leonard J. Hoskinson or Yesenia Barnfield
             Ultrapetrol (Bahamas) Limited
             Telephone: 305-507-2000